FORM 6-K



                       Securities and Exchange Commission
                             washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934




For the month of February, 2004

Commission File Number 000-23464

                                HUMMINGBIRD LTD.
                (Translation of registrant's name into English)

               1 Sparks Avenue, Toronto, Ontario M2H 2W1, Canada
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

                  Form 20-F                  Form 40-F    X
                           ---------                  ---------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes                   No      X
                            ---------            ----------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

                                 DOCUMENT INDEX



     Document                                                     Page No.

        1.        Notice of Annual and Special Meeting of             4
                  the Shareholders pertaining to the annual meeting of shareholders to be held on March 9, 2004.

        2.        Management Information Circular and                 6
                  Solicitation of Proxies pertaining to the annual meeting of shareholders to be held on March 9, 2004

                                                                DOCUMENT 1

                                HUMMINGBIRD LTD

                                1 SPARKS AVENUE
                            TORONTO, ONTARIO, CANADA
                                    M2H 2W1
                                  ___________


              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

         NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders (the "Meeting") of Hummingbird Ltd. ("Hummingbird" or the "Corporation") will be held at The Hummingbird Centre for the Performing Arts, 1 Front Street East, Toronto, Ontario, M5E 1B2 on Tuesday, March 9, 2004 at 10:00 a.m. for the following purposes:

         (a) to receive the financial statements of Hummingbird for the year ended September 30, 2003, together with the auditors' report thereon;

         (b) to appoint auditors for the ensuing year and to authorize the directors to fix the remuneration of the auditors;

         (c)   to elect six directors for the ensuing year;

         (d)   to vote on a proposal to amend the Corporation's articles; and

         (e) to transact such other business as may properly come before the Meeting.

         The Management Proxy Circular and a copy of the 2003 Annual Report, including the audited financial statements for the year ended September 30, 2003, accompany this notice of Meeting. It is important to you and to Hummingbird that your shareholdings be represented and that your wishes be made known at the Meeting. If you cannot be present to vote in person, please complete and sign the enclosed form of proxy and return it in the envelope provided. To be effective, proxies must be received before 5:00 p.m. (Toronto time) on Friday, March 5, 2004, by CIBC Mellon Trust Company, 200 Queen's Quay East, Unit 6, Toronto, Ontario.

                                               BY ORDER OF THE BOARD


                                               /s/ A. Barry Litwin


                                               A. BARRY LITWIN
                                               President and Secretary

                                               February 6, 2004

                                                                  DOCUMENT 2

                                HUMMINGBIRD LTD.

                                1 SPARKS AVENUE
                            TORONTO, ONTARIO, CANADA
                                    M2H 2W1


                           MANAGEMENT PROXY CIRCULAR


                         PROVISIONS RELATING TO PROXIES


         This Management Proxy Circular (the "Circular") is furnished in connection with the solicitation of proxies by the management of Hummingbird Ltd. ("Hummingbird" or the "Corporation") for use at the annual meeting of shareholders of Hummingbird to be held on March 9, 2004 (the "Meeting") and at any and all adjournments and postponements thereof. The solicitation will be made primarily by mail, but proxies may be solicited by officers, directors or regular employees of Hummingbird. The Corporation may retain third parties (which would include, in Canada, members of the Investment Dealers Association of Canada and members of The Toronto Stock Exchange (the "TSX") and, in the United States, their respective U.S. broker-dealer affiliates or other third parties as appropriate) to solicit, on behalf of management, proxies from shareholders of the Corporation to vote in favour of the matters to come before the Meeting. The cost of soliciting proxies will be borne by the Corporation. In addition to paying solicitation fees, the Corporation may reimburse soliciting dealers for out-of-pocket expenses incurred in connection with the solicitation of proxies and may indemnify them against, among other things, liabilities under applicable securities law.

         Proxies to be used at the meeting must be deposited with CIBC Mellon Trust Company before 5:00 p.m. (Toronto time) on Friday, March 5, 2004.

         Shares represented by properly executed proxies in favour of the persons designated in the printed portion of the accompanying form of proxy will be voted or withheld from voting on any ballot that may be called for and, where the shareholder specifies a choice with respect to any matter to be acted upon, such shares shall be voted in accordance with any specification so made.

         A shareholder executing the enclosed form of proxy has the right under section 148(4) of the Canada Business Corporations Act (the "CBCA") to revoke the proxy (i) by instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing and deposited either at the office of Hummingbird shown above at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof; or (ii) in any other manner permitted by law.

                                    CURRENCY

         All dollar amounts herein are expressed in Canadian dollars unless otherwise indicated.

                      VOTING SHARES AND PRINCIPAL HOLDERS

         The only class of securities of Hummingbird carrying the right to vote at the Meeting is its common shares ("Hummingbird Shares" or "Shares") which carry the right to one vote per Share. The record date as of which securityholders entitled to vote at the Meeting will be determined is January 26, 2004. As at the close of business on January 31, 2004, there were 17,595,112 Shares issued and outstanding. Each registered holder of a Share as of January 26, 2004 will be entitled to one vote for each Share then held on all matters to be voted upon at the Meeting.

         To the knowledge of the directors and senior officers of Hummingbird, no person or company beneficially owns, directly or indirectly, or exercises control or direction over more than 10 percent of the Shares.

                             ELECTION OF DIRECTORS

         Under the articles and by-laws of the Corporation, the board of directors of Hummingbird (the "Board" or the "Board of Directors") consists of a minimum of three (3) persons and a maximum of fifteen (15) persons. The current number of directors is six. The term of office of each of the six directors will expire at the Meeting. The six directors to be elected at the Meeting will serve until the next annual meeting of shareholders or until their successors are duly elected or appointed. Unless authority is withheld, the management nominees named in the enclosed proxy intend to vote for the election of the nominees whose names are set forth below or for substitute nominees in the event of contingencies not known at present.

         The following information is submitted with respect to the nominees for directors, all of whom are currently serving as directors of Hummingbird and whose terms expire at the Meeting.

                                                                                                YEAR BECAME      COMMON
NAME OF PROPOSED NOMINEE          PRINCIPAL OCCUPATION                                            DIRECTOR      SHARES(1)

Fred E. Sorkin.................   Chairman and Chief Executive Officer, Hummingbird Ltd.           1984         1,667,523
A. Barry Litwin................   President and Secretary, Hummingbird Ltd.                        1984         1,025,223

John T. McLennan...............   Vice-Chairman and Chief Executive Officer, Allstream, a          1995             -
                                  telecommunications provider
Andrew J. Malik................   Managing Director, Lehman Brothers Inc., an investment           1997             -
                                  banking firm
Inder P.S. Duggal..............   Chief Financial Officer and Chief Controller, Hummingbird        1999             -
                                  Ltd.
Mark D. Spitzer................   Member of  Entrepreneurial Board, Wharton School of              2000             -
                                  Business, University of Pennsylvania
___________
Note:
(1)  The information as to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of Hummingbird, has been furnished by the respective directors.

         Hummingbird has, and is required to have, an audit committee (the "Audit Committee"), the current members of which are Messrs. Spitzer (Chairman), McLennan and Malik, and an executive compensation committee of which Messrs. McLennan (Chairman), Malik and Spitzer are the current members. The Board of Directors has not established an executive committee.

                           COMPENSATION OF DIRECTORS

         Directors who are salaried officers of Hummingbird receive no compensation for serving as directors. During fiscal 2003, Hummingbird paid an aggregate of $98,190 for the services of non-executive directors.

                             EXECUTIVE COMPENSATION

         The following table sets forth, for the periods indicated, all compensation paid in respect of the individuals who were, at September 30, 2003, the Chief Executive Officer and the four other most highly compensated executive officers of Hummingbird (the "Named Executives").

                                                     SUMMARY COMPENSATION TABLE

    ==============================================================================================================================
                                                         ANNUAL COMPENSATION                   LONG-TERM
                                                                                              COMPENSATION
    ------------------------------------------------------------------------------------------------------------------------------
                                                                                               NUMBER OF
    NAME AND PRINCIPAL           FISCAL         SALARY        BONUS       OTHER ANNUAL      OPTIONS GRANTED        ALL OTHER
    POSITION                     YEAR             ($)                    COMPENSATION(1)                        COMPENSATION(2)
                                                                                                                      ($)
    ------------------------------------------------------------------------------------------------------------------------------
    Fred E. Sorkin,               2003            536,165       -               -                  -                   648
    Chairman and Chief
    Executive Officer             2002            536,165       -               -              80,000(4)             1,166

                                  2001            536,165       -               -                  -                 1,108

    ------------------------------------------------------------------------------------------------------------------------------

    A. Barry Litwin,              2003            536,165       -               -                  -                 1,296
    President and Secretary
                                  2002            536,165       -               -              80,000(4)             1,166

                                  2001            536,165       -               -                  -                 1,108


    ------------------------------------------------------------------------------------------------------------------------------

    Fabrizio Mignini,             2003            878,781       -               -                  -                   -
    Senior Vice-President,
    Sales                         2002            934,412       -               -                  -                   -

                                  2001            887,317       -               -                  -                   -

    ------------------------------------------------------------------------------------------------------------------------------

    Tony Heywood(3)               2003            664,825       -               -               25,000                 -
    Senior Vice-President,
    Sales                         2002            126,513       -               -             100,000                  -
    ------------------------------------------------------------------------------------------------------------------------------

    Giovanni Evangelisti,         2003            686,393       -               -                  -                   -
    Vice-President,
    European Sales                2002            534,147       -               -                  -                   -

                                  2001            459,396       -               -                  -                   -

    ------------------------------------------------------------------------------------------------------------------------------
Notes:
(1)  The aggregate value of perquisites and other benefits provided by the Corporation with respect to any Named
     Executive in a fiscal year does not exceed the lesser of $50,000 and 10% of the total salary and bonus paid to such
     Named Executive in such fiscal year. The amounts shown in this column represent the dollar value of imputed interest benefits on interest free loans provided by the Corporation computed in accordance with the provisions of the Income Tax Act (Canada).

(2)  Amounts shown in this column represent premiums paid for term life insurance for the benefit of the Named
     Executive.


(3)  Tony Heywood joined the Corporation on July 22, 2002.

(4)  Fred Sorkin and Barry Litwin each had options to purchase 80,000 Shares for a per-Share price of $39.49 which expired on September 1, 2001. These options were cancelled.

OPTIONS

         The only options to purchase Shares granted to the Named Executives during fiscal 2003 pursuant to the 1996 Employee Stock Option Plan of Hummingbird (the "Option Plan") were options in respect of 25,000 Shares granted to Tony Heywood, representing 5.37 percent of all options granted to Hummingbird employees during fiscal 2003. The exercise price of these options is $30.10 per share. The market value of the Shares on the date of the grant was $30.10 per share. These options will expire on February 3, 2009.

         The following table summarizes the number and value of options exercised by each of the Named Executives during fiscal 2003 and the number and current value of unexercised options for each of the Named Executives on September 30, 2003.

                               AGGREGATE OPTION EXERCISES DURING MOST RECENTLY COMPLETED
                                    FISCAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

   ------------------------ ------------------ ----------------- ------------------------------- ------------------------------

   NAME                      SHARES ACQUIRED       AGGREGATE        UNEXERCISED OPTIONS AT             VALUE OF UNEXERCISED
                               ON EXERCISE          VALUE               FISCAL YEAR END                IN-THE-MONEY OPTIONS
                               OF OPTIONS          REALIZED                                             AT FISCAL YEAR END

                                                                 EXERCISABLE  /  UNEXERCISABLE    EXERCISABLE  / UNEXERCISABLE
   ------------------------ ------------------ ----------------- ------------------------------- ------------------------------
   Fred Sorkin                     -                  -             26,667         53,333           69,600        139,200

   ------------------------ ------------------ ----------------- ------------------------------- ------------------------------
   Barry Litwin                    -                  -             26,667         53,333           69,600        139,200

   ------------------------ ------------------ ----------------- ------------------------------- ------------------------------
   Fabrizio Mignini                -                  -            163,334            -                -             -

   ------------------------ ------------------ ----------------- ------------------------------- ------------------------------
   Giovanni Evangelisti            -                  -             25,000            -                -             -

   ------------------------ ------------------ ----------------- ------------------------------- ------------------------------
   Tony Heywood                    -                  -             33,333         91,667           21,667        43,333

   ------------------------ ------------------ ----------------- ------------------------------- ------------------------------

COMPOSITION OF THE COMPENSATION COMMITTEE

         The members of the executive compensation committee of the Board of Directors (the "Compensation Committee") during fiscal 2003 were Mr. McLennan, Mr. Malik and Mr. Spitzer. No member of the Compensation Committee is employed by Hummingbird or is a former officer or employee of Hummingbird or has any material interest in any agreement, arrangement or understanding with Hummingbird. Mr. McLennan is the Chairman of the Compensation Committee.

REPORT ON EXECUTIVE COMPENSATION

         The following report is provided by the Compensation Committee. The Compensation Committee is responsible for making recommendations to the Board of Directors concerning the compensation of Mr. Sorkin and Mr. Litwin. The Chairman and Chief Executive Officer is responsible for establishing the level of compensation of the other executive officers of Hummingbird. The objectives of Hummingbird's executive compensation strategy are to:

         1. attract and retain talented and effective individuals to assume responsibility for those functions that are critical to Hummingbird's success;

         2. encourage and recognize high levels of performance by linking achievement of specific goals with incentive compensation; and

         3. link long term compensation to the achievement of Hummingbird's strategic objectives of growth and the enhancement of shareholder value through increases in share prices resulting from increases in revenues and profits.

         Hummingbird's executive compensation program embodies four components:

         1. base salary;

         2. bonus (or commission for those executives principally responsible for a sales function);

         3. stock options; and

         4. benefits and other perquisites.

         BASE SALARIES

         Base salaries for Mr. Sorkin and Mr. Litwin were established pursuant to the employment contracts entered into in October 1993 and are subject to annual increases of not less than 15% and such further increase as determined by the Board of Directors upon the recommendation of the Compensation Committee. Given market conditions, Mr. Sorkin and Mr. Litwin did not accept any salary increase or bonus and thus, the Compensation Committee agreed that there would be no salary increase and no bonus paid in fiscal 2003. Base salaries for the other Named Executives are determined by the Chairman and Chief Executive Officer based on the performance and seniority of the Named Executive and the size and stage of development of Hummingbird and are reviewed from time to time to ensure compatibility with North American software industry norms. Increases in base salary were not made in fiscal 2003; the increase in salaries of the other Named Executives is due to increased commissions.

         BONUSES AND COMMISSIONS

         Pursuant to their employment contracts, Mr. Sorkin and Mr. Litwin are entitled to bonuses in amounts determined by the Compensation Committee and based on achievement of fiscal objectives determined in advance by the Board of Directors. Given market conditions, Mr. Sorkin and Mr. Litwin did not accept any bonus and thus, the Compensation Committee agreed that there would be no bonus paid in fiscal 2003. Bonuses for other Named Executives are determined by the Chairman and Chief Executive Officer and are generally based on the seniority of the employee and achievement of pre-determined performance targets. Three Named Executives and other sales employees are compensated on a base salary plus commission basis to provide an appropriate incentive to increase sales of Hummingbird's products. Bonuses may also be awarded to these employees for exceeding performance targets. Bonuses were not awarded in fiscal 2003, fiscal 2002 or fiscal 2001.


         STOCK OPTIONS

         Stock options granted under the Option Plan provide a mechanism to link long term compensation to Hummingbird Share prices and are generally granted based on seniority and performance of the relevant employee. Hummingbird believes that, as is the case for many companies in the highly competitive technology industry, stock options are important for attracting and retaining talented employees. In determining whether and how many new option grants would be made, the amount and terms of outstanding options were taken into account.

         BENEFITS AND PERQUISITES

         Benefits and perquisites are valued in assessing the competitiveness of overall compensation. Benefits include group insurance, and perquisites are primarily business related and include items such as automobiles.

         COMPENSATION OF THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER


         The components of the compensation of the Chairman and Chief Executive Officer for the fiscal year ended September 30, 2003 are salary, benefits and perquisites. The salary of the Chairman and Chief Executive Officer was established by a contract entered into on October 1, 1993 and is subject to annual increases of not less than 15% and such further increase as the Board of Directors determines based on the recommendation of the Compensation Committee. Given market conditions, Mr. Sorkin did not accept any salary increase and thus, the Compensation Committee agreed that there would be no salary increase in fiscal 2003. Pursuant to this employment contract, the Chairman and Chief Executive Officer is also entitled to an annual bonus of not less than $50,000 if Hummingbird achieves fiscal objectives determined by the Board of Directors in advance. Given market conditions, Mr. Sorkin did not accept any bonus and thus, the Compensation Committee agreed that there would be no bonus paid in fiscal 2003; similarly, no bonus was paid in fiscal 2002 or fiscal 2001. Stock options were granted to replace options which expired and were cancelled on September 1, 2001.

Submitted on behalf of the Executive Compensation Committee.

John McLennan, Chairman
Andrew J. Malik
Mark D. Spitzer

PERFORMANCE GRAPH

         The following graph compares the total cumulative shareholder return since September 30, 1998 for $100 invested in Hummingbird Shares on such date with the total cumulative return of the S&P/TSX Composite Index (the total index return, including dividends re-invested).

[OBJECT OMITTED]

EMPLOYMENT CONTRACTS

         Messrs. Sorkin, Litwin and Mignini have written employment agreements with Hummingbird, while the other Named Executives have oral employment agreements, all for indefinite terms. All Named Executives are subject to confidentiality, non-competition and non-solicitation agreements with Hummingbird. The base salary payable under the agreements with Mr. Sorkin and Mr. Litwin increases annually by not less than 15% and such further increase as determined by the Board of Directors, upon the recommendation of the Compensation Committee. Base salaries for other Named Executives increase at the discretion of the Chairman and Chief Executive Officer. Mr. Sorkin and Mr. Litwin are also entitled to an annual bonus of not less than $50,000 each, and Mr. Mignini is entitled to an annual bonus of not less than US$50,000, if fiscal objectives, determined in advance by the Board of Directors, are achieved. Messrs. Mignini, Evangelisti and Heywood are entitled to commissions based on achievement of sales targets. The agreements with Mr. Sorkin and Mr. Litwin also include provisions relating to benefits and perquisites, confidentiality, non-competition and non-solicitation obligations, and the payment of 30 months salary, benefits and bonus (based on the largest bonus in the preceding years) in the event of termination of employment without cause, termination of employment following a change of control of Hummingbird or in the event of termination of employment of Mr. Litwin or Mr. Sorkin, respectively, including for cause, except in limited circumstances. The agreement with Mr. Mignini also includes provisions relating to payment in the event of constructive dismissal, termination of employment or change of control. The agreement with Mr. Heywood provides that the Corporation shall pay him six months of base salary in the event of termination of employment.

       INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

         No director or officer of Hummingbird, or any associate thereof, is, or at any time since the beginning of the Corporation's most recent financial year has been, indebted to the Corporation or indebted to another entity where that indebtedness is, or at any time since the beginning of the Corporation's most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation.

                       DIRECTORS' AND OFFICERS' INSURANCE

         As at September 30, 2003, Hummingbird provides directors' and officers' liability insurance with a policy limit of US$10,000,000 in the aggregate, in each policy year, subject to a deductible of US$50,000 (US$500,000 for security claims) per occurrence in respect of claims made thereunder by Hummingbird. Under this insurance coverage, the insurer pays on behalf of Hummingbird and the directors and officers as the case may be. The total current annual premium for the policy is US$323,000, which is paid in full by Hummingbird.

                  STATEMENT OF CORPORATE GOVERNANCE PRACTICES

         The Board of Directors believes that sound corporate governance practices are essential to the success of Hummingbird's business. Hummingbird complies with applicable corporate governance requirements of stock exchanges and securities commissions, including requirements of the TSX, the Marketplace Rules of the Nasdaq Stock Market, Inc. (the "Nasdaq Rules"), requirements of Canadian securities regulators and rules promulgated by the Securities and Exchange Commission (the "SEC Rules"), and closely monitors developments in this area. As required by section 473 of the TSX Company Manual, this statement describes Hummingbird's approach to corporate governance with specific reference to each of the guidelines set out in section 474 of the TSX Company Manual (the "Guidelines").

MANDATE OF THE BOARD

         The Board of Directors is responsible for overseeing the operation of Hummingbird's business and for supervising the management of Hummingbird's business and affairs. Under Hummingbird's governing statute (the Canada Business Corporations Act), the Board is required to carry out its duties with a view to the best interests of Hummingbird. To assist it in fulfilling this responsibility, the Board has specifically recognized its responsibility for the following areas:

         (a) adoption of a strategic planning process - the Board is informed of and participates in strategic initiatives as they develop and provides direction to management;

         (b) identification of the principal risks of Hummingbird's business and monitoring the implementation of appropriate systems to manage these risks;

         (c) succession planning, including appointing, training and monitoring senior management - the Board evaluates senior management on a regular basis;

         (d) a communications policy to facilitate communications with shareholders and others involved with Hummingbird - Hummingbird maintains an active investor and public relations program to disseminate information and to respond to inquiries; and

         (e) the integrity of Hummingbird's internal control and management information systems - the Audit Committee oversees the integrity of Hummingbird's internal control and management information systems and reports to the Board.

         In addition to those matters which must by law be approved by the Board, management seeks Board approval for any transaction which is out of the ordinary course of business or could be considered to be material to the business of Hummingbird.

         The frequency of the meetings of the Board of Directors as well as the nature of agenda items change depending upon the state of Hummingbird's affairs and in light of opportunities or risks which Hummingbird faces. Hummingbird holds a minimum of four regular meetings of the Board of Directors in each fiscal year. The Board is relatively small and, accordingly, is able to meet on short notice as may be necessary in order to consider or respond to special business.

COMPOSITION OF THE BOARD

         The Guidelines recommend that a board of directors be constituted with a majority of individuals who qualify as "unrelated directors" and define an "unrelated director" as a director who is independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with that director's ability to act with a view to the best interests of Hummingbird, other than an interest arising from shareholdings. The Nasdaq Rules define an "independent director" to be a director other than an officer or employee of Hummingbird or its subsidiaries or any other individual having a relationship which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, and specify certain relationships that result in an individual not being considered independent.

         The directors have considered their respective interests in and relationships with Hummingbird and, using the definitions of "unrelated director" and "independent director" referred to above, have concluded that three of the Board's six members are presently unrelated and independent directors. Mr. John T. McLennan was appointed Vice-Chairman of the Board in June 1999 but is not a member of management or an employee of the Corporation, and the Board has concluded that this appointment does not affect the characterization of Mr. McLennan as an unrelated and independent director. Mr. Andrew J. Malik is a Managing Director of Lehman Brothers Inc. which has in the past provided, and may in the future provide, investment advisory services to the Corporation; the Board has concluded that Mr. Malik is nevertheless an unrelated and independent director as the provision of such services to Hummingbird is not material to Lehman Brothers Inc., Mr. Malik's relationship with Lehman Brothers Inc. is such that Mr. Malik does not have any material interest in any of the contracts with the Corporation, Mr. Malik does not participate in the provision of such services to Hummingbird and Mr. Malik does not participate in any vote relating to the provision by Lehman

Brothers Inc. of services to the Corporation. Mr. Mark D. Spitzer has no relationship with the Corporation other than as a director.

         Mr. Sorkin, the Chairman and the Chief Executive Officer, Mr. Litwin, the President, and Mr. Duggal, the Chief Financial Officer and Chief Controller of the Corporation, by virtue of being members of management, are neither unrelated nor independent directors. The Board believes that the presence of the President, the Chief Executive Officer and the Chief Financial Officer on the Board is an important part of the effective corporate governance of Hummingbird. The knowledge that each of these directors brings to the Board and the insight that each offers into his particular area of responsibility within Hummingbird have been instrumental in creating a board which functions effectively.

NOMINEES TO THE BOARD AND ASSESSING EFFECTIVENESS

         The Guidelines recommend that a board of directors should appoint a nominating committee for proposing new nominees to the full board and for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors. The Board does not have a nominating committee responsible for proposing new nominees or assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors. Nominees to the Board must be recommended by a majority of the unrelated and independent directors. The Chairman and Chief Executive Officer has principal responsibility to ensure the effectiveness of the Board and its committees and to review its composition in light of the needs of Hummingbird and the contribution of individual directors. In this regard, the Chairman and Chief Executive Officer meets with individual members of the Board when appropriate and solicits the input of outside (i.e., non-management) directors to assess the performance of the Board, its committees and individual directors and to determine whether the composition of the Board should be changed. When appropriate, the Chairman and Chief Executive Officer also consults with outside advisors on these matters. Additionally, the unrelated and independent directors evaluate their performance annually.

ORIENTATION OF NEW DIRECTORS

         The Guidelines recommend that corporations provide an orientation and education program for new directors. While no formal program is in place, new directors meet with management and other directors in order to become familiar with Hummingbird's business.

SIZE OF THE BOARD

         The Board presently has six directors. It is the responsibility of the Corporation's unrelated and independent directors to periodically review the size of the Board and recommend appropriate changes to the Board.

COMPENSATION OF DIRECTORS

         Consistent with the Guidelines, the Board reviews the adequacy and form of the compensation of the directors and believes that their compensation realistically reflects the responsibilities and risks involved in being an effective director.

COMMITTEES

         The Guidelines recommend that committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors and that the Audit Committee should be composed of only outside directors. The committees of the Board (consisting of an Audit Committee and an Executive Compensation Committee) are comprised exclusively of outside and unrelated directors, all of whom are "independent directors" within the meaning of the Nasdaq Rules.

AUDIT COMMITTEE

         The Board has adopted a Charter for the Audit Committee that meets the requirements of the Nasdaq Rules. Consistent with the Guidelines, the Audit Committee Charter defines the role and responsibility of the Audit Committee to provide guidance to Audit Committee members as to their duties. In addition to carrying out its statutory legal responsibilities (including the review of Hummingbird's annual financial statements prior to their presentation to the Board), the Audit Committee oversees management's reporting on internal control and ensures that management has designed and implemented an effective system of internal control. The Audit Committee and the external auditors review Hummingbird's quarterly interim financial statements and, based on this review, the Audit Committee makes recommendations to the Board in respect thereto. As recommended by the Guidelines, Hummingbird's management and external auditors are available to discuss with the Audit Committee Hummingbird's financial affairs and quarterly results to assist the committee in the effective discharge of its duties. Hummingbird does not have an internal auditor.

         The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the work of the Corporation's independent auditor engaged for the purpose of preparing or issuing an auditor report or related work or performing other audit, review or attest services for the Corporation. The Audit Committee approves all fees paid to Hummingbird's external auditor.

         Hummingbird conducts an appropriate review of all related party transactions (i.e., transactions that must be disclosed pursuant to Securities and Exchange Commission Regulation S-K, Item 404) for potential conflict of interest situations on an ongoing basis and all such transactions must be approved by the Audit Committee.

         As required under the Nasdaq Rules, each member of the Audit Committee is able to read and understand fundamental financial statements, including a company's balance sheet, income statement and cash flow statement. Also as required under the Nasdaq Rules, at least one member of the Audit Committee, Mr. Spitzer, has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience of background which results in his financial sophistication. Mr. Spitzer is an "audit committee financial expert" within the meaning of the SEC Rules.

         The Board has adopted a Whistleblower Policy setting out the responsibility of directors, officers and employees of the Corporation to promptly report complaints or concerns regarding accounting, internal accounting controls and auditing matters. Among other matters, the Whistleblower Policy prohibits retaliation for good faith complaints regarding these matters. The Audit Committee is responsible for administering the Whistleblower Policy.

EXECUTIVE COMPENSATION COMMITTEE

         The Executive Compensation Committee reviews the compensation of the President and the Chief Executive Officer. It also reviews the overall compensation philosophy as it relates to option grants. The report of this committee for the last fiscal year is presented elsewhere in this Circular.

RESPONSIBILITY FOR CORPORATE GOVERNANCE ISSUES

         Consistent with the Guidelines, the Board has responsibility for corporate governance issues and regularly reviews and assesses its corporate governance practices. Based on the good working relationship between the outside members of the Board and management and the relatively small number of directors of Hummingbird, the Board does not consider it necessary at this time to establish an additional committee of outside directors to deal with corporate governance issues.

MANAGEMENT'S RESPONSIBILITIES AND DEVELOPMENT OF CORPORATE OBJECTIVES

         The Guidelines recommend that the Board and the Chief Executive Officer should develop position descriptions for the Board and the Chief Executive Officer, including the definition of limits to management's responsibilities, and should approve or develop the corporate objectives which the Chief Executive Officer is responsible for meeting.

         The Board is responsible for overseeing the business of the Corporation. In this regard, the Board has adopted a resolution setting out the responsibilities of the unrelated and independent directors.

         The Chief Executive Officer is responsible for the Corporation's day to day operations and for developing and implementing Hummingbird's corporate objectives. The Chief Executive Officer and the Board communicate regularly about these matters and work together to develop Hummingbird's strategic plan. The membership of several key members of management, including the Chief Executive Officer, on the Board and, as necessary, the attendance by other members of management at Board meetings at the request of the Board are key elements to the effective and informed functioning of the Board of Hummingbird.

         Defined limits to management's responsibilities have not been established, but the Board expects Hummingbird's management to take the initiative in identifying opportunities and risks affecting Hummingbird's business and finding ways to deal with these opportunities and risks for the benefit of Hummingbird. The Board continues to be confident that Hummingbird's management responds ably to this expectation.

INDEPENDENCE FROM MANAGEMENT

         The Guidelines state that every board should have in place appropriate structures and procedures to ensure that the board can function independently of management. Mr. Fred Sorkin, the Chief Executive Officer of Hummingbird, also serves as Chairman of the Board of Directors. While the Board has considered the issue of an independent chair of the Board, in light of Mr. Sorkin's role in founding Hummingbird and his guidance in its successful development, the Board considers him uniquely suited to fulfill the role of chair at the meetings of the Board of Directors. The independent functioning of the Board is assisted by the fact that the Vice-Chair of the Board, Mr. John McLennan, is not a member of management and the Audit Committee and the Compensation Committee are both composed only of outside directors. The Board has resolved that the unrelated and independent directors shall meet as often as may be deemed necessary, and at least four times per year.

OUTSIDE ADVISORS

         The Guidelines state that every board should implement a system which enables an individual director to engage an outside advisor at the expense of the corporation in appropriate circumstances. The Corporation's unrelated and independent directors are authorized by the Board to retain such independent counsel or other consultants or advisors as they deem necessary at the Corporation's expense. Other requests to retain outside advisors at the expense of the Corporation would be considered by the Board in appropriate circumstances.

RESPONSE TO SHAREHOLDERS

         Hummingbird communicates regularly with its shareholders. Management is available to shareholders to respond to questions and concerns on a prompt basis. Hummingbird employs an investor relations officer who is responsible for investor relations activities. The President, the Chief Executive Officer and the Chief Financial Officer actively participate in the investor relations program. The Board believes that management's communications with shareholders and the avenues available for shareholders and others interested in Hummingbird to have their inquiries about Hummingbird answered are responsive and effective.

BUSINESS CODE OF ETHICS

         The Board has adopted a Business Code of Ethics applicable to all directors, officers and employees, a copy of which may be obtained on the Corporation's website (www.hummingbird.com). The code complies with the requirements of the Nasdaq Rules and the SEC Rules. Waivers from and amendments to the code are disclosed as required under the SEC Rules and the Nasdaq Rules.

                            APPOINTMENTS OF AUDITORS

         Management of Hummingbird proposes to nominate, with the concurrence of the Audit Committee, Deloitte & Touche LLP, the present auditors, as auditors of Hummingbird, to hold office until the next annual meeting of shareholders.

         Unless authority is withheld, the persons named in the enclosed proxy intend to vote for the re-appointment of Deloitte & Touche LLP as auditors of Hummingbird at a remuneration to be fixed by the Board of Directors.

                 SPECIAL RESOLUTION - AMENDMENT TO THE ARTICLES

         The Board is currently comprised of three unrelated and independent directors and three related directors who are not unrelated and independent. In light of current corporate governance developments, the Board has determined that it should increase its size so that it is composed of a majority of unrelated and independent directors. The Corporation is currently considering candidates for the Board, but has not yet selected suitable candidates. Suitable candidates are being sought through the Board and the Corporation's business associates. The Corporation is seeking people with skills that are complementary to those of the existing directors and the Corporation would like to find candidates who are financially literate. As discussed in the Corporate Governance Statement, a successful candidate must be recommended by a majority of the unrelated and independent directors.

         Subsection 106(8) of the Canada Business Corporations Act provides that the directors of the Corporation may, if the articles so provide, appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders. The Board has determined that it is in the best interests of the Corporation and its shareholders to amend the articles of the Corporation to enable the directors to appoint directors between annual meetings of shareholders to enable the directors to appoint one or more appropriate candidates after identifying such person or persons.

         At the Meeting, shareholders will be asked to consider, and if deemed fit, to approve a special resolution to authorize the amendment of the Corporation's articles to allow additional directors to be appointed by the Board between shareholders' meetings. Shareholder approval to this special resolution must be obtained by two thirds of the votes cast by shareholders at the Meeting. Unless authority is withheld, the management nominees named in the enclosed proxy intend to vote in favour of the special resolution.

         The text of the special resolution is as follows:

         BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:


1. the articles of the Corporation be amended to include the following provision: "The directors may appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders."; and

2. any director or officer of the Corporation is hereby authorized and directed on behalf of the Corporation to deliver articles of amendment to the Director under the Canada Business Corporations Act and to sign and execute all documents and to do all things necessary or advisable in connection with the foregoing.

APPROVAL BY DIRECTORS

         The contents and the sending of this Management Proxy Circular have been approved by the Board of Directors of Hummingbird.



/s/ A. Barry Litwin


A. BARRY LITWIN
President and Secretary

February 6, 2004

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               HUMMINGBIRD LTD.
                                             --------------------------------
                                                 (Registrant)



Date:          February 11, 2004             By:  / s / Inder P.S. Duggal
               -----------------                 ----------------------------
                                                        (Signature)
                                                  Inder P.S. Duggal
                                                  Chief Financial Officer
                                                  and Chief Controller